September 28, 2007

Via EDGAR

Ms. Angela Crane

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-0213

Re:          Inovio Biomedical Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed March 16, 2007

File No. 001-14888

Dear Ms. Crane:

This is in response to your comment letter of September 17, 2007 to Peter Kies of Inovio Biomedical Corporation (“Inovio” or the “Company”).  For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Results of Operations, page 55

1.               Please tell us and revise future filings to disclose the following information about your acquired in-process research and development separately by major project:

•                                          the nature of the projects acquired;

•                                          a summary of values assigned to IPR&D by project;

•                                          the status of the development and the complexity or uniqueness of the work completed at the acquisition date;

•                                          the stage of completion at the acquisition date;

•                                          the nature and timing of the remaining efforts for completion;

•                                          the anticipated completion date and the date you expect to begin benefiting from the IPR&D;

•                                          projected costs to complete by project (or category of projects);

•                                          the risks and uncertainties associated with completing development within a reasonable period of time;

•                                          the risks involved if the IPR&D is not completed on a timely basis;

•                                          the status of your efforts for completion of the R&D project(s) and the impact on you from any delays; and

•                                          an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.

Response: In response to your comment, we will revise future filings to disclose the following information in Management’s Discussion and Analysis and financial statements:

In January 2005, the Company acquired Inovio AS for purposes of utilizing Inovio AS’s electroporation for gene therapy and DNA vaccines as a complement to the Company’s existing electroporation therapy program. The acquisition expanded the Company’s intellectual property in electroporation and expanded its number of agreements with pharmaceutical companies.  The Company’s acquired in-process research and development consists of a prototype of a pulse-generating instrument and pulse applicator (the “Technology Platform”) acquired in connection with the acquisition of Inovio AS.

At the time of the acquisition of Inovio AS, the Technology Platform acquired had not yet reached economic viability and required an estimated additional $3.0 million investment to produce a product capable of being mass-produced.  Further, prior to generating market sales, the Technology Platform would be required to go through clinical trials with each drug, DNA vaccine, or gene with which it would be partnered.  As of the date of acquisition, clinical trials had not commenced for any combination of a specific payload and the Technology Platform.

Given the fact that the Technology Platform had no alternative future use, the costs associated with producing a product capable of being mass-produced, and the requirements for Food and Drug Administration (FDA) approval prior to generating any market sales, we determined the future expense levels to be significant and margins using a discounted cash flow method to be insignificant.  Therefore, the Technology Platform was classified as IPR&D upon acquisition and valued using the royalty savings method.  Under this method, the value of the technology is a function of the projected revenues attributable to the products utilizing the asset, the royalty rate that would hypothetically be charged by a licensor of the technology to a licensee, and an appropriate discount rate to reflect the inherent risk of the projected cash flows.

Royalty Rate

To determine an appropriate royalty rate for the Technology Platform, we considered factors such as the age of the technology, market competition, quality, absolute and relative profitability, and the prevailing rates for similar properties.  Our analysis indicated an appropriate pretax royalty rate of 10 percent.  This royalty rate was based on an analysis of royalty rates paid for similar drug delivery technologies.

Cost to Complete

As previously mentioned, an additional $3.0 million would be required in order to complete the Technology Platform.  Based on discussions with Inovio AS’s management, it was estimated that this $3.0 million would be spent during the period from 2005 through 2007.

Discount Rate

The discount rate utilized for the Section 197 tax benefit calculation was based on the perceived risk associated with the technology platform.  In developing a discount rate for the technology platform, we applied  the acquired company’s weighted average cost of capital of 43 percent.

The major risks and uncertainties associated with the timely and successful completion of the Technology Platform include both the ability to confirm its safety and efficacy based on data obtained from clinical trials and the ability to obtain necessary regulatory approvals.  Additionally, the major risks and uncertainties include the ability to successfully complete the Technology Platform within the estimated costs.  The above assumptions were prepared solely for the purposes of estimating fair values of these items as of the date of their acquisition.  No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated.  For these reasons, among others, actual results may vary significantly from the estimated results.

The acquired IPR&D is still being developed for the future economic viability contemplated at the time of acquisition. We are concurrently conducting Phase I and pre-clinical trials using the Technology Platform acquired, and we have entered into certain significant licensing agreements for use of this acquired technology.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

2.               We note that you revised the 2005 statements of cash flows to reflect the effect of exchange rate changes on cash. We also note that the amount reflected is the same as the amount shown on your consolidated statements of stockholders’ equity as the foreign currency translation loss for that period. Please tell us how you considered that for registrants with foreign operations the statement of cash flows should report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows. See SFAS 95, paragraph 25.

Response: The Company considered the reporting currency of foreign operations and cash flows using a weighted average exchange rate of $0.16 for the Norwegian Kroner for the period from the Company’s acquisition of Inovio AS (the Company’s foreign operation in Norway) on January 25, 2005, through the end of the reporting period at December 31, 2005, at which time the spot exchange rate applicable was 0.15.  At the time the Company prepared the statement of cash flows for the year ended December 31, 2005, the Company conducted a comparative analysis between the weighted average and spot exchange rates and determined that the difference between the exchange rates was only $176, reflecting the lack of disparity between the two rates.

Note 2. Summary of Significant Accounting Policies, page F-8

3.               Please tell us and revise future filings to state in sufficient detail your accounting policy for reviewing goodwill for impairment. Discuss the annual date when you test goodwill for impairment, whether you apply the two-step method under SFAS 142, the level at which you test goodwill for impairment, and how you estimate fair value including any significant assumptions. Similarly, provide more detail with respect to your discussion of reviewing impairment for intangible assets on page F-10 and long-lived assets on page F-11.

Response: The Company’s accounting policy with respect to reviewing goodwill for impairment is a two step process.  The first step of the impairment test compares the fair value of our reporting unit with the carrying value of our reporting unit, including allocated goodwill.  If the carrying value of our reporting unit exceeds its fair value, then the second step of the impairment test is performed to measure the impairment loss, if any.  The Company tests goodwill for impairment at the entity level which is considered its reporting unit.  Our estimate of fair value is determined using both the Discounted Cash Flow method of the Income Approach and the Guideline Public Company method of the Market Approach.  The Discounted Cash Flow method estimates future cash flows of Inovio’s business for a certain discrete period and then discounts them to their present value.  The Guideline Public Company method computes value indicators (“multiples”) from the operating data of the selected publicly traded guideline companies. After these multiples were evaluated, appropriate value indicators were selected and applied to the operating statistics of the reporting unit to arrive at indications of value. Specifically, we relied upon the application of Total Invested Capital based valuation multiples for each guideline company. In applying the Income and Market Approaches, premiums and discounts were determined and applied to estimate the fair values of the reporting unit.  To arrive at the indicated value of equity under each approach, we then assigned a relative weighting to the resulting values from each approach to determine whether the carrying value of the reporting unit exceeds its fair value, thus requiring step 2 of the impairment test.

The Company conducts the impairment test annually on November 30th for each fiscal year for which goodwill is evaluated for impairment.  The Company is also aware of the requirement to evaluate its goodwill for impairment at other times should circumstances arise pursuant to the guidance provided in SFAS 142, paragraph 26.  To date, we have concluded that the fair value of the reporting unit significantly exceeded the carrying value and therefore, step 2 of the impairment test has never been performed.

As disclosed in our financial statements, intangible assets subject to amortization and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Additional factors we consider include the operational performance of our acquired businesses, estimates of future cash flows, market conditions, and other qualitative factors.  Any estimates and assumptions we use for reviewing potential impairments are consistent with our internal planning.

In response to your comment, in future filings we will provide additional detail regarding our accounting policy for reviewing goodwill for impairment and reviewing impairment for intangible assets, consistent with the disclosure provided above in response to Comment 3.

4.               We note that you reflect a line item in your balance sheet for patent and other assets and a line item for intangible assets. The current presentation may be confusing since patents and licenses are intangible assets. We also note that you include other assets and a cost method investment with your patents. Please revise future filings, consistent with paragraph 42 of SFAS 142, to show aggregate intangible assets as a separate line item in the balance sheet or present them individually or by major class.

Response: In response to your comment, in future filings we will disclose our aggregate intangible assets as a separate line item in the balance sheet or present them individually or by major class, as deemed appropriate at the time of the filing, consistent with paragraph 42 of SFAS 142.

5.               With respect to your intangible assets, please disclose in future filings the gross carrying amount and accumulated amortization by major intangible asset class. Please also disclose in future filings the aggregate amortization expense for the periods presented. See paragraph 45(a) of SFAS 142.

Response: In response to your comment, we will disclose in future filings the gross carrying amount and accumulated amortization by major intangible asset class, as well as the aggregate amortization expense for the periods presented, in accordance with paragraph 45(a) of SFAS 142.

6.               Further, please tell us how you determined the amortization period of 18 years for the contracts acquired from Inovio AS with reference to paragraph 11 of SFAS 142.

Response: At the time of the Inovio AS acquisition, the Company determined the remaining useful life for the acquired contractual relationships to be approximately 18 years, reflecting the period over which the contractual relationships would contribute to the cash flows of the Company, consistent with the guidance in SFAS 142, paragraph 11.

The Company evaluated the useful life of the acquired contractual relationships based upon a review of the legal life of the underlying patents and discussions with the management of Inovio AS regarding estimates of each patent’s useful economic life as it related to the acquired contracts.  Based on these factors, the Company determined that the relevant market sales and cash flows to the Company would likely decline after 18 years, when the key patents related to the acquired contracts expire.  We expect that the acquired contractual relationships will continue to provide positive cash flows through at least 18 years, as determined at the time of acquisition.

Note 6. Patents and Other Assets, Net, page F-16

7.               In future filings, please disclose, as required by paragraph 45(a)(3) of SFAS 142, the estimated aggregate amortization expense for each of the five succeeding fiscal years.

Response:  In response to your comment, we will disclose in future filings the estimated aggregate amortization expense for each of the five succeeding fiscal years in accordance with paragraph 45(a)(3) of SFAS 142.

Note 8. Stockholders’ Equity, page F-16

Preferred Stock, page F-16

8.               Please tell us and disclose in future filings in summary form the pertinent rights and privileges of your preferred stock. Examples of information that you should disclose are dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares. See paragraph 4 of SFAS 129.

Response: In response to your comment, in future filings the Company will disclose the pertinent rights and privileges of its outstanding series of preferred stock in accordance with paragraph 4 of SFAS 129, in similar scope and detail as provided below, including clearly identifying the relevant exhibits containing the full descriptions of such rights and privileges.

As of December 31, 2005, the Company had shares of its Series A, Series B, Series C Cumulative Convertible Preferred Stock and Series D Convertible Preferred Stock outstanding; as of December 31, 2006, the Company only had shares of its Series C Cumulative Convertible Preferred Stock and Series D Convertible Preferred Stock outstanding. The Company therefore provided less disclosure related to its Series A and B Cumulative Convertible Preferred Stock in the Company’s financial statements included in its Form 10-K as of December 31, 2006.

The shares of the Company’s preferred stock have the following pertinent rights and privileges, as set forth in the Company’s Amended and Restated Certificate of Incorporation and its Certificates of Designations, Rights and Preferences related to the various series of preferred stock.  Please refer to Exhibit A to this letter for a legend of the previously filed exhibits to the Company’s reports, which contain the complete terms, rights and privileges of the Company’s preferred stock.

Dividend Preferences

The holders of all series of the Company’s preferred stock are entitled to receive dividends on a pari passu basis with the holders of common stock, when, if and as declared by the Company’s Board of Directors.

In addition, the holders of the Series A, B, and C Cumulative Convertible Preferred Stock received a mandatory dividend rate of 6% per annum per outstanding share of Series A, B, and C Cumulative

Convertible Preferred Stock, payable quarterly, based on the $10,000 Liquidation Preference of such share through the period ending on July 14, 2006 (for Series A & Series B) and May 24, 2007 (for Series C).   These dividends were paid in cash or common stock equaling the amount of shares equal to the equivalent cash amount divided by the 20 day preceding average closing price.  The Company could only elect to pay the dividends in shares of common stock if the average closing price of our shares of common stock for the 20 days immediately preceding the dividend payment date was equal to or greater than the conversion price of either of the relevant series of Cumulative Convertible Preferred Stock.  All dividends were paid to outstanding Series A, B, and C Cumulative Convertible Preferred Stockholders on each quarter-end payment date.

Rights on Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “liquidation event”), before any distribution of assets of the Company shall be made to or set apart for the holders of common stock, the holders of Series A, B and C Cumulative Convertible Preferred Stock, pari pasu, are entitled to receive payment out of such assets of the Company in an amount equal to $10,000 per share of such series of preferred stock, plus any accumulated and unpaid dividends thereon (whether or not earned or declared).  In the event of any liquidation event, the holders of the Series D Convertible Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders (i) before any distribution of assets of the Company shall be made to or set apart for the holders of common stock or any class or series of stock ranking on liquidation junior to the Series D Convertible Preferred Stock, (ii) ratably with any class or series of stock ranking on liquidation on a parity with the Series D Convertible Preferred Stock, and (iii) after and subject to the payment in full of all amounts required to be distributed to the holders of the Company’s Series A, B and C Cumulative Convertible Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation prior and in preference to the Series D Convertible Preferred Stock, an amount equal to $3.204 per share of Series D Convertible Preferred Stock.

If the assets of the Company available for distribution to stockholders exceed the aggregate amount of the liquidation preferences payable with respect to all shares of each series of preferred stock then outstanding, then, after the payment of such preferences is made or irrevocably set aside, the holders of the Company’s common stock are entitled to receive a pro rata portion of such assets based on the aggregate number of shares of common stock held by each such holder and the holders of the Company’s outstanding preferred stock shall participate in such a distribution on a pro-rata basis, computed based on the number of shares of common stock which would be held by such preferred holders if immediately prior to the liquidation event all of the outstanding shares of the preferred stock had been converted into shares of common stock at the then current conversion value applicable to each series.

A Change of Control of the Company (as defined in the Certificates of Designations, Rights and Preferences) is not a liquidation event triggering the preferences described above, and is instead addressed by separate terms in the Series A, Series B, Series C and Series D Certificates of Designations, Rights, and Preferences.

Voting Rights

The holders of all series of the Company’s preferred stock outstanding have full voting rights and powers equal to the voting rights and powers of holders of the Company’s common stock and are entitled to notice of any stockholders’ meeting in accordance with the Company’s Bylaws.  Holders of the Company’s preferred stock are entitled to vote on any matter upon which holders of the Company’s common stock have the right to vote, including, without limitation, the right to vote for the election of directors together with the holders of common stock as one class.

Actions Requiring the Consent of Holders of Convertible Preferred Stock

As long as at a certain number of shares of each series of the Company’s preferred stock issued on the respective “Date of Original Issue” for such series are outstanding, the consent of at least a majority of the shares of that series of preferred stock outstanding are necessary to approve:

(a) Any amendment, alteration or repeal of (i) any of the provisions of the relevant series’ Certificate of Designation, including any increase in the number of authorized shares of such series or (ii) the Company’s Certificate of Incorporation or Bylaws in a manner that would adversely affect the rights of the holders of the relevant series of preferred stock;

(b) the authorization, creation, offer, sale or increase in authorized shares by the Company of any stock of any class, or any security convertible into stock of any class, or the authorization or creation of any new series of preferred stock ranking in terms of liquidation preference, redemption rights or dividend rights, pari pasu with or senior to, the relevant series of preferred stock in any manner;

(c) the declaration or payment of any dividend or other distribution (whether in cash, stock or other property) with respect to the Company’s capital stock or that of any subsidiary, other than a dividend or other distribution pursuant to the terms of the relevant series of preferred stock or other series of preferred stock noted in the relevant Certificate of Designation; and

(d) except for the holders of the Series D Convertible Preferred Stock, the redemption, purchase or other acquisition, directly or indirectly, of any shares of the Company’s capital stock or any of its subsidiaries or any option, warrant or other right to purchase or acquire any such shares, or any other security, other than certain excepted redemptions of preferred stock, certain outstanding warrants, the repurchase of shares at cost from employees of the Company upon termination of employment in accordance with written agreements pursuant to which the shares were issued, or other specified repurchase or redemption rights pursuant to written agreements outstanding at the time of original issuance of the preferred stock in question.

These series specific voting rights were applicable for the Series A Cumulative Convertible Preferred Stock as long as at least 20% of the number of shares of Series A Cumulative Convertible Preferred Stock issued on the Date of Original Issue were outstanding, and the same threshold applied for the Series B Cumulative Convertible Preferred Stock.  These series specific voting rights are applicable for the Series C Cumulative Convertible Preferred Stock as long as at least 35% of the number of shares of Series C Cumulative Convertible Preferred Stock issued on the Date of Original Issue remain outstanding, and the same threshold applies to the Series D Convertible Preferred Stock.  As of December 31, 2006, only the outstanding shares of our Series D Convertible Preferred Stock had such series voting rights remaining.

Participation Rights

Holders of the Series A, Series B or Series C Cumulative Convertible Preferred Stock have the right to participate with respect to the Company’s issuance of any equity or equity-linked securities or debt convertible into equity or in which there is an equity component (“Additional Securities”) on the same terms and conditions as offered by the Company to the other purchasers of such Additional Securities.   However securities issued or issuable upon any of the following are not deemed “Additional Securities”: (A) the conversion of outstanding preferred stock or exercise of related warrants, or the issuance of shares of common stock as payment of dividends to holders of preferred stock, (B) the exercise of any warrants or options outstanding prior to the authorization or issuance of the series of preferred stock in question (C) the issuance (at issuance or exercise prices at or above fair market value) of common stock, stock awards or options under, or the exercise of any options granted pursuant to, any Board-approved employee stock option or similar plan for the issuance of options or capital stock of the Company, (D) the issuance of shares of common stock pursuant to a stock split, combination or subdivision of the outstanding shares of common stock, and (E) for evaluation of the rights of the Series C Cumulative Convertible Preferred Stock only, in connection with a bona fide joint venture or development agreement or strategic partnership, the primary purpose of which is not to raise equity capital.

Each time the Company proposes to offer any Additional Securities, it is obligated to provide each holder of shares of the Series A, Series B and Series C Cumulative Convertible Preferred Stock notice of such intention including the terms of such intended offering (including size and pricing) and the anticipated closing date of the sale.  These preferred stockholders then have a specified period in which to respond to the Company to elect to purchase or obtain, at the price and on the terms specified in the Company’s notice, up to that number of such Additional Securities which equals such holder’s Pro Rata Amount.  The “Pro Rata Amount” for any given holder of shares of the Series A, Series B or Series C Cumulative Convertible Preferred Stock equals that portion of the Additional Securities offered by the Company which equals the proportion that the number of shares of common stock that such preferred stockholder owns or has the right to acquire to the total number of shares of common stock then outstanding (assuming in each case the full conversion and exercise of all convertible and exercisable securities then outstanding).

The holders of the Series A, Series B and Series C Cumulative Convertible Preferred Stock have the right to pay the consideration for the Additional Securities purchasable upon such participation with shares of such series of Cumulative Convertible Preferred Stock, which will be valued for such purpose at the applicable series’ Liquidation Preference plus any accrued and unpaid dividends for such purpose.  However, when shares of such preferred stock are used as participation consideration, then such holder’s Pro Rata Amount is increased (but not decreased) to the extent necessary to equal that number of Additional Securities as are convertible into or exchangeable for such number of shares of Common Stock as is obtained by dividing (a) the Liquidation Preference attributable to such holder’s shares of the applicable series of Cumulative Convertible Preferred Stock plus any accrued and unpaid dividends on such Cumulative Convertible Preferred Stock by (b) the Conversion Value then in effect for such shares, and in such event the Company shall be obligated to sell such number of Additional Securities to each such holder, even if the aggregate Pro Rata Amount for all such holders exceeds the aggregate amount of Additional Securities that the Company had initially proposed to offer.  To the extent that not all holders of a particular series of preferred stock elect to participate up to their full Pro Rata Amounts, the participating holders of that series of preferred stock have the right to increase their participation accordingly.

The participation rights of the holders of the Series A, Series B and Series C Cumulative Convertible Preferred Stock may not be assigned or transferred, other than assignment to any wholly-owned subsidiary or parent of, or to any corporation or entity that is, within the meaning of the Securities Act, controlling, controlled by or under common control with, any such holder.  As a result of transfers, the holders of the Series C Cumulative Convertible Preferred Stock outstanding as of December 31, 2006, no longer had such participation rights.

The Series D Convertible Preferred Stock has no participation rights.

Conversion Rights

The Series A, Series B and Series C Cumulative Convertible Preferred Stock each provide the holder of such shares an optional conversion right and provide a mandatory conversion upon certain triggering events.

Right to Convert - The holder of any share or shares of Series A, Series B or Series C Cumulative Convertible Preferred Stock has the right at any time, at such holder’s option, to convert all or any lesser portion of such holder’s shares of the Cumulative Convertible Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the aggregate Liquidation Preference applicable to the particular series of preferred shares, plus accrued and unpaid dividends thereon by (ii) the applicable Conversion Value (as defined in the relevant series’ Certificate of Designations, Rights and Preferences) then in effect for such series of preferred shares. The Company is not obligated to issue any fractional shares or scrip representing fractional shares upon such conversion and instead shall pay the holder an amount in cash equal to such fraction multiplied by the current market price per share of the Company’s common stock.

Mandatory Conversion – The Company has the option upon thirty (30) days prior written notice, to convert all of the outstanding shares of the Series A, Series B or Series C Cumulative Convertible Preferred Stock into such number of fully paid and non-assessable shares of common stock as is determined by dividing (i) the aggregate Liquidation Preference of the shares of the relevant series of preferred stock to be converted plus accrued and unpaid dividends thereon by (ii) the applicable Conversion Value (as defined in the relevant series’ Certificate of Designations, Rights and Preferences) then in effect, if at any time after twelve months following the Original Issue Date of each such series of preferred stock all of the following triggering events occur:

(i) The registration statement covering all of the shares of common stock into which the particular series of preferred stock is convertible is effective (or all of the shares of common stock into which the preferred stock is convertible may be sold without restriction pursuant to Rule 144(k) under the Securities Act of 1933, as amended);

(ii) the Daily Market Price (as defined in the applicable Certificates of Designations, Rights and Preferences) of the common stock crosses a specified pricing threshold for twenty of the thirty consecutive trading days prior to the date the Company provides notice of conversion to the holders; and

(iii) the average daily trading volume (subject to adjustment for stock dividends, subdivisions and combinations) of the common stock for at least twenty of the thirty consecutive trading days prior to the date the Company provides notice of conversion to the holders exceeds 25,000 shares.

As of December 31, 2006, shares of the Series C Cumulative Convertible Preferred Stock were convertible into our common stock at a conversion price of $6.80 per share, and the applicable Daily Market Price of the common stock for triggering mandatory conversion equaled $18.00 per share.

The Series D Convertible Preferred Stock only provides the holder of such shares an optional conversion right.  As of December 31, 2006, shares of the Series D Convertible Preferred Stock were convertible into our common stock on a one-for-one basis.

9. If your preferred stock has a preference in involuntary liquidation considerably in excess of the par or stated value of the shares, then please disclose in future filings the liquidation preference of the stock, consistent with paragraph 6 of SFAS 129.

Response: The Company respectfully notes that as of December 31, 2006, it only had shares of its Series C Cumulative Convertible Preferred Stock and Series D Convertible Preferred Stock outstanding, which have preferences in involuntary liquidation as described in response to Comment 8, under “Rights on Liquidation”.  The liquidation preference of $10,000 per share of the Series C Cumulative Convertible Preferred Stock equals the purchase price paid per share of the Series C Cumulative Convertible Preferred stock in 2004.  The liquidation preference of $3.204 per share of Series D Convertible Preferred Stock equals 90% of the implied $3.56 purchase price per share of the Series D Convertible Preferred Stock in the transaction in which such shares were issued.  Thus, although the liquidation preferences are in excess of the par value of $0.001 per share of the Company’s preferred stock, these preferences are equal to or less than the stated value of such shares based on their original purchase price.

In response to your comment, in future filings the Company will clarify the preferences payable to holders of its outstanding preferred stock upon involuntary liquidation in comparison to the stated value (as implied by purchase price) of such shares, consistent with paragraph 6 of SFAS 129.

10. Please show us and disclose in future filings the information required by Item 5-02(29) of Regulation S-X.

Response: In response to your comment, the following table provides the information requested regarding our outstanding Convertible Preferred Stock as of December 31, 2006 and 2005. In future filings we will disclose this information in the respective line item on the balance sheet.

			Outstanding as of December 31,
	Authorized	Issued	2006	2005
Series A Preferred Stock, par $0.001	1,000	817	—	52
Series B Preferred Stock, par $0.001	1,000	750	—	100
Series C Preferred Stock, par $0.001	1,091	1,091	102	337
Series D Preferred Stock, par $0.001	1,966,292	1,966,292	1,027,967	1,561,935

Furthermore, in future filings we will separately disclose changes in each Series of Preferred Stock for which a statement of operations is presented as follows:

	Series A	Series B	Series C	Series D
Shares Outstanding as of December 31, 2003	417	430	—	—
Preferred Shares issued	—	—	1,091	—
Preferred Shares converted	(126)	(320)	(51)	—

Shares Outstanding as of December 31, 2004	291	110	1,040	—
Preferred Shares issued	—	—	—	1,966,292
Preferred Shares converted	(239)	(10)	(703)	(404,357)

Shares Outstanding as of December 31, 2005	52	100	337	1,561,935
Preferred Shares issued	—	—	—	—
Preferred Shares converted	(52)	(100)	(235)	(533,968)

Shares Outstanding as of December 31, 2006	—	—	102	1,027,967

Common Stock, page F-18

11. With respect to the fourth paragraph of this section, please revise future filings to disclose, similar to the disclosure on page 58, that the investors received 304,450 additional shares of your common stock as compared to the number of shares of your common stock into which the existing Series C preferred stock could have been converted under the original terms. Please provide similar disclosure in future filings with respect to the December 30, 2005 and January 2005 conversions of your Series B preferred stock.

Response: In response to your comment, we will disclose the number of additional shares of common stock participating preferred investors received as a result of the October 2006, December 2005 and January 2005 conversions in our future filings, similar to the disclosure currently provided in our Management’s Discussion and Analysis for the October 2006 conversion.

12. Further, please tell us and disclose in future filings all of the significant terms of these conversions of the preferred stock whereby the holders received additional shares upon conversion. For example, discuss whether the changed conversion privileges were exercisable only for a limited period of time and whether the conversion included the issuance of all of the equity securities issuable pursuant to conversion privileges included in the terms of the preferred stock at issuance for each security that was converted.

Response:  In response to your comment, in future filings the Company will clarify the nature of the participation rights exercised by certain holders of preferred stock in prior common stock offerings and the impact on their conversion privileges in such transactions.

During our October 2006, December 2005 and January 2005 common stock offerings, we informed holders of our outstanding Series A, B, and C Cumulative Convertible Preferred Stock with participation rights, of their ability to participate in the respective offering based upon the pricing of the transaction and the applicable liquidation preference for the series of preferred share participating.  These participating stockholders obtained incremental shares of common stock as a result of exercising their participation rights, thereby converting their outstanding shares of Cumulative Convertible Preferred Stock at a lower offering price compared to their current conversion price. The right to participate was available only for a limited period time in relation to the specific transaction and the exercise of the existing participation right did not reflect or create a lasting change in the holders’ conversion privileges.  Some of the participating stockholders had previously converted a portion of their shares of the Company’s preferred stock pursuant to their optional conversion rights, and most of the participating stockholders wholly converted their remaining shares of the Company’s preferred stock through exercise of their participation rights in the noted offerings.

13. Also, please disclose in future filings how you valued each of the imputed dividends. We note the disclosure on page 58 that you determined the amount of the imputed dividend charge based upon the incremental number of shares issued multiplied by the price of your common stock on the commitment date of the original preferred stock issuance.

Response:  In response to your comment, in future filings we will include disclosure in the notes to our financial statements explaining how we valued each of the imputed dividends, consistent with the disclosure currently provided in our Management’s Discussion and Analysis.

14. Please tell us in more detail about your analysis of these transactions under EITF 00-27, with reference to the actual terms of the conversion and the paragraphs relied upon in EITF 00-27. Please also tell us about your consideration of whether the transaction represented an induced conversion as defined in paragraph 2 of SFAS 84. And, if so, whether application of EITF Topic D-42 was appropriate in determining the value of the return to the preferred stockholders. If true, the amount would be the excess of the fair value of all securities and other consideration transferred to the preferred shareholders over the fair value of the securities issuable pursuant to the original conversion terms.

Response: In response to your comment, the Company deferred to the guidance contained in EITF 00-27 when calculating the beneficial conversion features related to participation of existing stockholders via exchange of securities in its offerings.  Please refer to Exhibits A, and B and C to this letter for the detailed calculation of the beneficial conversion features related to our conversions of Cumulative Convertible Preferred Stock in each offering and the paragraphs applied from EITF 00-27.

The Company considered paragraph 2 of SFAS 84 at the time of the offerings and determined that the guidance set forth in this statement was not applicable to our preferred stock conversions as none of the preferred stock conversions involved induced conversions of convertible debt instruments, as defined by the applicability and scope paragraph 2 of SFAS 84.  As noted in our financial statements, the Company has no convertible debt securities or securities, which would be considered to have features similar to convertible debt.

15. With respect to the December 30, 2005 transaction, we note your reference in the last sentence of the last paragraph on page F-18 to the use by existing holders of your common stock to convert those shares into the units in the private placement. Please tell us in more detail how you accounted for the exchange of these shares and why.

Response:  During our January 2005 common stock offering, the Company issued and sold to three institutional investors an aggregate of 1,540,123 shares of common stock at a purchase price of $4.05 per share, and two-year warrants to purchase an aggregate of 508,240 shares of common stock at an exercise price of $5.50 per share.  Of the aggregate proceeds, 20% was due upon the closing of the offering in January 2005, and 80% was due six months after the closing in June 2005, which resulted in the Company receiving a promissory note from these 80% investors, for which the Company later granted an extension to December 2005.  Prior to December 2005, we received the remaining amount due from one of the three investors and therefore issued this investor its previously subscribed shares of common stock.

The Company offered to exchange all or a portion of the remaining two subscribed investors January 2005 shares of common stock for new common stock and new warrants issued in the December 2005 offering.  These participating investors were offered the same securities and pricing offered to new outside investors in the December 2005 offering, and the two remaining subscribed investors accepted the exchange offer.  Therefore, in the December 2005 offering, the first previously subscribed investor exchanged 750,000 shares of previously subscribed common stock for 1,265,625 shares of new common stock in addition to 442,969 new warrants to purchase shares of common stock.  The second previously subscribed investor exchanged 392,593 shares of previously subscribed common stock for 662,500 shares of new common stock and 231,875 new warrants to purchase shares of common stock.  Because the purchase price in the December 2005 offering was lower than the January 2005 offering, the exchange resulted in a repricing of the shares subscribed to by these investors from $4.05 per share in the January 2005 offering to $2.40 per common share.

To account for this transaction, the Company followed the guidance contained in EITF 00-27 when calculating the imputed dividend charge related to this offering.  Please refer to Exhibit D to this letter for the detailed calculation of this imputed dividend charge.

16. Please tell us and revise future filings to disclose whether the sale of your shares of common stock in October 2006 were in a private placement or a registered equity financing. We note that pages F-18 and 58 of your Form 10-K refer to a private placement while page 63 of your Form 10-K and pages 9 and 18 of your June 30, 2007 Form 10-Q refer to the offering as being registered. If the offering was registered, please provide us with your analysis of the accounting for and classification of the warrants issued in that offering under EITF 00-19. Please similarly address your consideration of EITF 00-19 for other warrants issued pursuant to registered offerings. Please refer to http://www.sec.gov/news/speech/2006/spch121206slh.htm.

Response:  The Company closed two financing transactions in October 2006, which were initially reported in detail on the Company’s Current Reports on Form 8-K filed September 20, 2006 and October 16, 2006, and for which disclosure has been made in each of the Company’s subsequent periodic reports.

The first transaction, referred to as the Company’s Direct Financing, was a registered offering to foreign investors of 4,074,067 shares of the Company’s common stock and warrants to purchase 1,425,919 shares of the Company’s common stock.  The Company offered and sold the securities in the Direct Financing pursuant to a prospectus supplement dated September 15, 2006 to the Company’s registration statement on Form S-3 (File No. 333-134084), including a base prospectus dated May 25, 2006, registering up to $75,000,000 of the registrant’s equity securities and the offering thereof from time to time in accordance with Rule 415 under the Securities Act, which incorporates by reference documents which the registrant has filed or will file in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

The second transaction, referred to as the Company’s Subsidiary Financing, was a private placement to foreign investors of 2,201,644 ordinary shares of the Company’s foreign subsidiary, Inovio Asia Pte. Ltd., organized in the Republic of Singapore.  The Company closed the Direct Financing and the Subsidiary Financing concurrently on October 13, 2006.

In response to your comment, the Company will clarify the nature and timing of the Direct Financing and Subsidiary Financing transactions, as noted above, in future filings.

In response to your inquiry regarding our analysis of the accounting for and classification of the warrants issued in the registered Direct Financing under EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company evaluated the provisions of the warrant itself and the related securities purchase agreement. Based on the application of the criteria for equity classification in EITF 00-19, the Company concluded that the criteria were met and classified the value of the registered warrants as equity as of December 31, 2006.

The equity classification of the warrants under EITF 00-19 reflects our evaluation of many complex factors in the context of EITF 00-19, specifically paragraphs 12-32, including:

•      The warrant anticipates potential settlement in unregistered shares and does not allow for net-cash settlement – The warrant does not include any provision for net-cash settlement of the warrant.  Section 3.2 of the warrant provides that to the extent the warrant is exercised at such time as the registration statement registering the underlying shares is not effective and available for issuance of registered shares, the certificates representing the resulting shares of the common stock issued pursuant to the warrant shall bear the following restrictive legend, unless, in each case, such shares would be eligible for resale without registration pursuant to Rule 144(k) under the Exchange Act of 1934, as amended:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED, AND MAY NOT BE OFFERED, SOLD, ASSIGNED OR TRANSFERRED, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY

SATISFACTORY TO THE COMPANY THAT REGISTRATION UNDER SAID ACT IS NOT REQUIRED.”

Thus, the warrant clearly reflects the parties’ anticipation and agreement that the warrant can be settled in unregistered shares.  Based on the lack of an explicit mechanism for net-cash settlement and the parties’ anticipation of potential settlement using unregistered shares in the absence of an effective registration statement as reflected in Section 3.2, the Company concluded that the warrant agreement does not require the delivery of registered shares nor does it anticipate or require net-cash settlement in the absence of an effective registration.  Therefore, the criterion that the warrant agreements permit the Company to settle the registered warrant in unregistered shares is satisfied.

•                  In the absence of a current prospectus, the Company may rely on Regulation S to issue unregistered shares in settlement of the warrant – The statements made by the SEC staff in December 2006 regarding the treatment of registered warrants under EITF 00-19 generally anticipate that the issuer will not have an available exemption for the issuance of the shares upon exercise of the warrants in the absence of an effective registration.  However, the Direct Financing involved issuances solely to foreign investors and the warrants themselves bear the following legend:

THIS WARRANT MAY NOT BE TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER (I) COMPLIES WITH STATE AND FEDERAL SECURITIES LAWS, (II) IS TO A NON-”U.S. PERSON” AS DEFINED IN REGULATION S AS PROMULGATED UNDER THE SECURITIES ACT, AND (III) IS ONLY TO A PERSON THAT AT THE TIME OF TRANSFER QUALIFIES AS (X) AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501(A) OF REGULATION D UNDER THE SECURITIES ACT, (Y) A “QUALIFIED INSTITUTIONAL BUYER” WITHIN THE MEANING OF RULE 144A(A)(1) OF THE SECURITIES ACT OR (Z) TO AN AFFILIATE OF SUCH PURCHASER AS THE TERM “AFFILIATE” IS DEFINED AND APPLIED UNDER RULE 501(B) OF REGULATION D UNDER THE SECURITIES ACT.

Thus, the warrants should always be held by investors or transferees that qualify to invest under the exemption provided by Regulation S, as promulgated under the Securities Act of 1933, as amended, and in the absence of an effective registration statement registering the underlying shares, such shares may be issued pursuant to Regulation S.  The prior registration of the warrants and the underlying shares does not impact the Company’s ability to rely on the exemption from registration provided by Regulation S in this instance since the Securities and Exchange Commission has previously stated that Regulation S offerings are not integratable with prior or concurrent private or public offerings (See Preliminary Note 7 to Regulation D and the note to Rule 502(a), as promulgated under the Securities Act; SEC Release No. 33-6863, dated April 24, 1990).

•      The Company is only obligated to use its best efforts to maintain a current prospectus and there are no penalties for failure to maintain registration – As noted above, the warrant clearly reflects the parties’ anticipation and agreement that the warrant can be settled in unregistered shares and furthermore it does not include any additional registration filing requirements.  Although Section 4.2 of the Securities Purchase Agreement dated September 15, 2006, pursuant to which the registered warrants were offered and sold, includes language requiring the Company use its best efforts to keep the registration statement on which the warrants and underlying shares were registered for offering and sale current and effective, including using best efforts to file and have declared effective a post-effective amendment on Form S-1 to the registration statement on Form S-3 should the Company lose S-3 eligibility for the primary issuance of the shares underlying the registered warrants, this best efforts requirement expires according to the terms of the Securities Purchase Agreement on the date on which the original purchasers of the warrants (who are not affiliates within the meaning and application of Rule 144) may sell all underlying shares without restriction by the holding period of Rule 144(d) and the volume limitations of Rule 144(e).  Thus, the parties clearly acknowledge in the agreement that the Company is only obligated to use best efforts to maintain the registration going forward, and again further acknowledged that the securities issued upon exercise of the warrants may be restricted securities requiring resale pursuant to Rule 144.  Further, neither the warrant nor the Securities Purchase Agreement include any liquidated damages or penalties relating to the Company’s inability to maintain a current prospectus in relation to the underlying shares of the registered warrants, or any failure to timely file any of its reports.

•      The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period that the derivative warrant contracts could remain outstanding – at the time of the transaction the Company had 300,000,000 shares of common stock authorized and 248,743,592 shares of common stock available to issue (after subtracting the shares of common stock outstanding and shares reserved for future issuance).  As the registered warrants in the Direct Financing could be exercised for a maximum of 2,196,492 shares of common stock, this criterion of EITF 00-19 is satisfied.

•      There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a stockholder of the class of stock underlying the contract – there are no provisions in the agreements that provide the warrantholder or holder of shares issued upon exercise of the warrant with rights that rank higher than those of other stockholders of the class of stock (common stock) underlying the contract; therefore, this criterion is met.

•      There is no requirement in the contract to post collateral at any point or for any reason – there are no provisions in the agreements that would require us to post collateral; therefore, this criterion is met.

Based upon the above criteria set forth in EITF 00-19, the warrants from the Direct Financing were deemed to qualify for classification within stockholders’ equity.

In order to further address your comment, the Company will add further disclosure to the notes of its financial statements regarding the terms of the Direct Financing warrants, including that the warrants could be settled with unregistered shares if the Company does not maintain the existing registration statement on which the warrants and underlying shares were initially registered for offer and sale.  Further, we will add the sentence below to our existing disclosure regarding the Direct Financing warrants in future filings:

We evaluated the provisions of the registered warrants issued in the Direct Financing under the guidance of EITF 00-19, and determined that the criteria for equity classification were met, and therefore the warrants associated with our registered offering have been classified within stockholders’ equity.

17.   In future filings, please provide all of the disclosures required by paragraph 65 of SFAS 123R with respect to acquisition of goods or services (other than employee services) in share-based payment transactions.

Response:  In response to your comment, we will present separate disclosures in future filings for both employee share-based transactions and transactions related to the Company’s acquisition of goods or services (other than employee services) in share based payment transactions, consistent with the scope of the disclosure guidance and illustrative disclosures included in SFAS 123R, paragraph A240.

Note 15. Inovio AS Acquisition, page F-25

18. We note that you determined the fair value of the Series D preferred stock based upon the average fair value of the closing price of your common stock for the three market days prior to the date of the acquisition, the date of the acquisition, and the three market days following the acquisition. Please explain how you considered paragraph 9 of EITF 99-12 which states that the measurement period should never include any dates after the date the business combination is consummated.

Response: At the time of the issuance of the Series D Convertible Preferred stock, the Company determined the fair value of the Series D Convertible Preferred Stock issued should reflect the market price for a reasonable period of time before and after the date that the terms of the acquisition are agreed to and announced based on guidance in SFAS 141, paragraph 22.  The Company announced the transaction one day after closing the acquisition.  Based on this guidance we valued the Series D Convertible Preferred Stock based on the average fair value of the closing price of our common stock for the three days prior to the date of acquisition, the date of acquisition, and the three market days following the acquisition which represented “a reasonable period of time” as of the acquisition date (hereinafter referred to as “the measurement date”).

Accounting Principles Board (APB) Opinion 16 Business Combinations, paragraph 74 and paragraph 94 include inconsistent guidance to determining the measurement date for equity securities issued as consideration for a business combination.  Paragraph 74 indicates that the measurement date should be determined on the date the terms of the acquisition are agreed to and announced.  However, paragraph 94 indicates that the measurement date should be as of the date of acquisition.  Furthermore, in part because the guidance contained in EITF 99-12 was issued prior to SFAS 141, we were made aware that the FASB deferred further consideration of this apparent contradiction and carried forward the Opinion 16 inconsistency into SFAS 141, suggesting that it would address the issue again in Phase II of its business combination project.  Upon considering this conflicting guidance and that the consummated acquisition occurred prior to the date that the acquisition was announced, we calculated the fair value of the Series D Preferred Stock using the “reasonable period of time” surrounding the earlier acquisition date. We considered this approach to be more applicable to our circumstances under the facts and circumstances described above than the guidance provided in paragraph 9 of EITF 99-12, which the FASB is still considering as Phase II of its business combination project.

19. If true, please tell us and revise the disclosure in future filings to clarify that there is no market price for the Series D preferred stock, that you substituted the market price of your common stock in determining the fair value of those shares and the significant reasons why you used the value of the common stock to value the preferred stock.

Response: In response to your comment, we will disclose in future filings that there is no market price for the Series D Convertible Preferred Stock. Therefore, we substituted the market price of our common stock in determining the fair value of the Series D Convertible Preferred Stock on the basis that such shares are convertible into common stock on a one-for-one conversion ratio and the dividend, participation and liquidation rights of the Series D Convertible Preferred Stock closely resemble our common stock.

20. Please tell us and revise future filings to be more specific about the name of the intangible assets acquired represented by the terms ‘acquired contracts’ and intellectual property. Please also tell us and disclose in future filings the valuation methods used for these assets including any significant assumptions.

Response: The ‘acquired contracts’ and intellectual property disclosed by the Company are acquired contractual relationships with respect to Inovio AS for which we assigned a value of $4,050,000.

At the close of the Inovio AS acquisition, the Company determined that the acquired contractual relationships represented a valuable asset due to the expectation of future business opportunities to be leveraged from the existing relationship with each partner.  The Company used the excess earnings method to value the contractual relationships, examining the economic returns contributed by the identified tangible and intangible assets of the acquired company, and then isolating the excess return attributable to contractual relationships.  Under this method, the value of the contractual relationship was calculated as a function of:

•      an estimated attrition rate of contracts as of the acquisition date;

•      the expected future operating income generated by the contracts;

•      the contributory asset charge that would be paid to the requisite operating assets from operating income; and

•      a discount rate that reflects the level of risk associated with future cash flows attributable to the contractual relationships.

Acquired contracts expected to generate future cash flows upon the date of acquisition included the acquired contractual relationships and the acquired Company’s customer contracts which were expected to generate future market sales.  The Company used projections to determine the base revenue projections related to the contractual relationships as well as the associated expenses.  The cash flows generated by the contractual relationships represented a return on all of the assets employed in the generation of those cash flows, including tangible as well as identifiable intangible assets, consistent with the value and the relative risk of the asset.  As part of this analysis, we determined individual rates of return applicable to each acquired asset or asset class, and estimated the effective “contributory asset charge” to be applied to the cash flows generated by the acquired contractual relationships.  Contributory asset charges were made for returns related to the following: working capital, fixed assets, technology platform and assembled workforce.  An effective tax rate of 40 percent was applied to the projected cash flows generated by the acquired contractual relationships.  The calculated contributory asset charge was then applied to the expected future operating income generated by the surviving contracts to estimate the excess cash flow from the contractual relationships and then discounted to present value at a discount rate that reflected the amount of risk associated with the hypothetical cash flows generated.  In valuing the contractual relationships, the Company used a discount rate of 43 percent.  The Company determined a useful life for remaining contractual relationships of approximately 18 years.  After employing this method, the Company then added the present value of the Section 197 tax benefits to arrive at the indicated fair value of the contractual relationships, as of the acquisition date of $4,050,000, to be amortized over 18 years.

In response to your comment, the Company will provide specific disclosure regarding the assets represented by the terms ‘acquired contracts’ and intellectual property and regarding the methods used for valuing these assets, including any significant assumptions, in its future filings, in similar form and detail as provided above in response to Comment 20.

21. Please tell us and disclose in future filings the valuation method and significant assumptions used to value your acquired in-process research and development. Include the period in which material net cash inflows from significant projects are expected to commence, the anticipated material changes from historical pricing, margins and expense levels and the risk adjusted discount rate applied to the project’s cash flows.

Response: The Company believes that electroporation is one of the key enabling technologies to make vaccines efficacious, practical and cost effective.  A complete electroporation solution consists of three components:  a pulse generating instrument; a line of pulse applicators; and a “payload” consisting of a drug, DNA vaccine, or gene that will typically be provided by a third party, but which is integral to the solution submitted for regulatory approval and ultimately marketed and sold.  At the time of acquisition, the Company being acquired had a prototype of a pulse-generating instrument and pulse applicator (the “Technology Platform”); however, this Technology Platform had not yet reached economic viability and was estimated to require an additional $3.0 million investment to produce a product capable of being mass-produced.  Further, prior to generating market sales the Technology Platform would be required to go through clinical trials with each drug, DNA vaccine, or gene with which it would be partnered.  As of the date of acquisition, clinical trials had not started for any combination of a specific payload and the Technology Platform.

As noted in response to Comment #1, the Technology Platform had no alternative future use, there were significant remaining costs associated with producing a product capable of being mass-produced, and the requirements for FDA approval prior to generating any market sales. In addition, we determined that future expense levels were significant and that the margins using a discounted cash flow method were insignificant. Based on these considerations, the Technology Platform was classified as IPR&D upon acquisition and valued using the royalty savings method.  Under this method, the value of the technology is a function of the projected revenues attributable to the products utilizing the asset, the royalty rate that would hypothetically be charged by a licensor of the technology to a licensee, and an appropriate discount rate to reflect the inherent risk of the projected cash flows.

Royalty Rate

To determine an appropriate royalty rate for the Technology Platform, we considered factors such as the age of the technology, market competition, quality, absolute and relative profitability, and the prevailing rates for similar properties.  Our analysis indicated an appropriate pretax royalty rate of 10 percent.  This royalty rate was based on an analysis of royalty rates paid for similar drug delivery technologies.

Cost to Complete

As previously mentioned, an additional $3.0 million would be required in order to complete the Technology Platform.  Based on discussions with Inovio AS’s management, it was estimated that this $3.0 million would be spent during the period from 2005 through 2007.

Discount Rate

The discount rate utilized for the Section 197 tax benefit calculation was based on the perceived risk associated with the technology platform.  In developing a discount rate for the technology platform, we employed the acquired company’s determined weighted average cost of capital of 43 percent.

In response to your comment, the Company will disclose in future filings the valuation method and significant assumptions used to value our acquired in-process research and development, including noting the period in which material net cash inflows from significant projects are expected to commence, the anticipated material changes from historical pricing, margins and expense levels and the risk adjusted discount rate applied to the project’s cash flows, in similar form and detail as provided above.

22. In future filings please do not include a column to reflect you historical results for the fiscal 2006 with the pro forma information for this acquisition. Otherwise, tell us and disclose in future filings why this information is properly included. Refer to paragraph 54 of SFAS 141.

Response: In response to your comment, in future filings we will not include the column reflecting our historical results for the fiscal 2006 with the pro forma information for the Inovio AS acquisition.

Exhibits 31.1 and 31.2

23. We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:  In response to your comment we have revised the identification of the certifying individual accordingly on Exhibit 31.1 and 31.2 filed with Amendment No. 1 to our Annual Report on Form 10-K filed on September 28, 2007.

24. We note that you refer to Exchange Act Rules 13a-14 and 15d-14 in the introductory language in paragraph 4. In future filings, please refer to Exchange Act Rules 13a-15(e) and 15d-15(e) consistent with Item 601(b)(31) of Regulation S-K.

Response:  In response to your comment we have revised the rule references accordingly on Exhibit 31.1 and 31.2 filed with Amendment No. 1 to our Annual Report on Form 10-K filed on September 28, 2007.

25. We note that although you are required to comply with Item 308(a) and 308(b) of Regulation S-K, you have omitted the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period allowed for this omission. Please file an amendment to correct the certification. Please note that the amendment may be abbreviated and consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification and comply with any applicable futures comments.

Response:  In response to your comment we have revised Exhibits 31.1 and 31.2 accordingly; the revised exhibits have been filed with Amendment No. 1 to our Annual Report on Form 10-K filed on September 28, 2007.

26. We note the following:

•              You refer to annual report instead of report in the third paragraph.

•              You added or deleted words in paragraphs 4 and 5.

In future filings, please ensure that the language in your certifications is consistent with the language in Item 601(b)(31) of Regulation S-K.

Response: In response to your comment we have revised Exhibits 31.1 and 31.2 accordingly; the revised exhibits have been filed with Amendment No. 1 to our Annual Report on Form 10-K filed on September 28, 2007.

* * *

In accordance with your comment letter, the following acknowledges that Inovio understands that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Peter Kies
Peter Kies, Chief Financial Officer
Inovio Biomedical Corporation

EXHIBIT A

The following previously filed exhibits to the Company’s reports contain the complete terms, rights and privileges of the Company’s preferred stock:

Certificate of Incorporation filed as Exhibit 3.1 of Registration Statement on Form S-3 (File No. 333-108752) filed on September 12, 2003.

Certificate of Amendment to Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on September 10, 2004 filed as Exhibit 3.1 to Form 8-K filed September 16, 2004.

Certificate of Amendment of the Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on March 31, 2005 filed as Exhibit 3.1 to Form 8-K filed on April 4, 2005.

Certificate of Designations, Rights and Preferences of Series A Cumulative Convertible Preferred Stock filed as Exhibit 3.3 of Registration Statement on Form S-3 (File No. 333-108752) filed on September 12, 2003.

Certificate of Designations, Rights and Preferences of Series B Cumulative Convertible Preferred Stock filed as Exhibit 3.4 of Registration Statement on Form S-3 (File No. 333-108752) filed on September 12, 2003.

Certificate of Designations, Rights and Preferences of Series C Cumulative Convertible Preferred Stock filed as Exhibit 3.3 of Registration Statement on Form S-3 (File No. 333-116696) filed on June 21, 2004.

Certificate of Decrease of Shares of Series C Cumulative Convertible Preferred Stock filed as Exhibit 3.4 of Registration Statement on Form S-3 (File No. 333-116696) filed on June 21, 2004.

Certificate of Designations, Rights and Preferences of Series D Convertible Preferred Stock filed as Exhibit 3.1 of to Form 8-K filed on January 31, 2005.

EXHIBIT B

Inovio Biomedical Corporation

January 2005 Private Placement Beneficial Conversion Calculation

Note:  This calculation was performed in accordance with the guidance contained in Issue #3 and #7 in EITF 00-27.

Amount originally invested in Series C offering by private placement investors	$3,200,000

Conversion price of Series C preferred stock	$6.80

Common stock underlying original Series C preferred stock	470,588

Common stock issued to Series C investors as part of private placement transaction	790,123

Incremental common stock obtained by Series C investors under private placement transaction	319,535

Fair Market Value of Inovio common stock on the closing date of Series C offering (May 20, 2004)	$6.08

Beneficial conversion charge attributable to Series C private placement investors	$1,942,772.80

Adjusting Entry:

Imputed dividend on preferred stock	$1,942,772.80
Additional paid-in capital		$1,942,772.80

To record the beneficial conversion feature related to the January 2005 private placement.

EXHIBIT C

Inovio Biomedical Corporation

December 2005 Financing Beneficial Conversion Calculation

December 31, 2005

Note:  This calculation was performed in accordance with the guidance contained in Issue #3 and #7 in EITF 00-27.

Series A, B & C Conversions:	Series A	Series B	Series C

Amount originally invested in preferred offerings by investors	$2,390,000	$100,000	$3,260,000

Conversion price of Series A, B & C preferred stock	$2.40	$2.80	$6.80

Common stock underlying original Series A, B & C preferred stock	995,833	35,714	479,411

Common stock issued to Series A, B & C investors as part of December 2005 financing	995,833	41,666	1,358,333

Incremental common stock obtained by Series A, B & C investors through December 2005 financing	—	5,952	878,922

Fair Market Value of Inovio common stock on the closing date of Series A, B & C offerings (7/16/03, 10/17/03, 5/20/04, respectively)	$2.96	$5.32	$6.08

Beneficial conversion charge attributable to Series A, B & C December 2005 financing investors	$—	$31,664.64	$5,343,845.76

Adjusting Entry:

Imputed dividend on preferred stock	$5,375,510.40
Additional paid-in capital		$5,375,510.40

To record the beneficial conversion feature related to the December 2005 financing preferred stock investors.

EXHIBIT D

Inovio Biomedical Corporation

Imputed Dividend Calculation

October 2006

Note:  This calculation is done in accordance with the guidance contained in Issue #3 and #7 in EITF 00-27.

Series C
Amount originally invested in converted shares of Preferred C investors	$1,151,200

Conversion price of Series C preferred stock	$6.80

Common stock underlying original Series C preferred stock	169,294

Common stock issued to Series C investors as part of September 2006 financing	473,744

Incremental common stock obtained by Series C investors through September 2006 financing	304,450

Fair Value of Inovio common stock on the closing date of Series C offering (5/20/04)	$6.08

Beneficial conversion charge attributable to Series C financing investors	$1,851,056.00

Adjusting Entry:

Imputed dividend on preferred stock	$1,851,056.00
Additional paid-in capital		$1,851,056.00

To record the beneficial conversion feature related to the October 2006 financing preferred stock investors.

EXHIBIT E

Inovio Biomedical Corporation

Common Stock Repricing Worksheet

December 31, 2005

Investor	Original Common Shares	$ Invested (“I”)	20% Already Issued	New Shares	New Warrants	Share Difference	Old Shares Remaining	Total Shares (“N”)	Recalculate Common Share Price (I/N)

Investor A	750,000	$3,037,500	150,000	1,265,625	442,969	515,625	—	1,265,625	$2.40

Investor B	251,326	1,017,870	50,265	—	—	—	251,326	251,326	$4.05

Investor C	392,593	1,590,000	78,519	662,500	231,875	269,907		662,500	$2.40
Investor C	96,821	392,125	19,364	—		—	96,821	96,821	$4.05

Investor C total	489,415	1,982,125	97,883	662,500	231,875	269,907	96,821	759,321	$2.61

Total	1,490,740	$6,037,495	298,148	1,928,125	674,844	785,532	348,147	2,276,272	$3.13

Common Conversions:	Investor C	Investor A

Incremental common stock increase in common shares issued in December 2005 financing	269,907	515,625

Fair Market Value of Inovio common stock on the closing date of the common stock offering (1/10/05)	$3.76	$3.76

Beneficial conversion charge attributable to the investors	$1,014,851.85	$1,938,750.00

Adjusting Entry:

Imputed dividend on preferred stock	$2,953,601.85
Additional paid-in capital		$2,953,601.85

To record the beneficial conversion feature related to the December 2005 financing common stock investors